UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS FINANCIAL PERFORMANCE

4Q21

***P-70,** in Atapu field*

PETROBRAS

Petrobras Financial Performance in 4Q21

Rio de Janeiro, February 23rd, 2022 - In 4Q21, Petrobras posted solid operational and financial results. According to Petrobras’ CEO, Joaquim Silva e Luna, “Petrobras generated consistent results in 4Q21, demonstrating that a healthy company committed to society is capable of growing, investing, generating jobs, paying taxes and returning money to its shareholders, effectively contributing to the country’s development. None of this would be possible for an indebted company bereft of the ability to generate value. These results demonstrate that the quality of our work unequivocally translates into wealth for society.”

According to CFO Rodrigo Araujo Alves, “Either from the operational, economic and financial perspective or the strategic perspective, we have today a much more solid and resilient company that was able to show that rational and efficient management generates value to society and to our shareholders. It is worth mentioning that, in addition to dividends, in 2021 we paid more than R$ 200 billion in taxes, totaling around R$ 230 billion in return to society, not including the additional dividends approved today.”

Mains highlights:

- Achievement of gross debt target of US$ 60 billion 15 months in advance, resulting in a net debt/EBITDA ratio of 1.1x.

- Achievement of all top metrics established in the 2021-2025 Strategic Plan and of all production targets for the year, with the pre-salt accounting for around 70% of our production.

- Largest reserves addition in the history of Petrobras (1.97 billion boe), resulting in the replacement of 219% of 2021 production.

- Approval of the 2022-2026 Strategic Plan with goals for value generation supported by assets that are resilient to low oil prices and low carbon intensity, and projected investments of US$ 68 billion, with a forecast of 15 new FPSOs starting up in the period, 12 of which are already procured.

- Main annual results: recurring EBITDA of R$ 234.1 billion and free cash flow of R$ 268.9 billion.

- Total shareholder remuneration proposed of R$ 7.77 per common or preferred share.

- One notch rating upgrade by Moody's, from "Ba2" to "Ba1", with a stable outlook, and upgrade of the company's stand-alone credit profile (intrinsic risk) rating also by 1 notch, from "ba2" to "ba1.

- Cash inflow from asset sales of US$ 4.8 billion in 2021, including the conclusion of the US$ 1.8 billion sale of RLAM, which represents about 13% of Brazil's refining capacity, and conclusion of the offer of Petrobras Distribuidora shares in the amount of US$ 2.2 billion.

- Acquisition of exploration rights in the Sépia and Atapu fields, which will contribute to continuous value generation.

- Production start-up of FPSO Carioca, the first platform in the Sépia field, in the pre-salt layer of Santos Basin, and completion of the P-70 ramp-up, in the Atapu field, in less than 13 months.

- Average total utilization factor of our refineries of 88% in 4Q21 and 83% in 2021, the highest rate in the last five years, reflecting efficiency gains in the plants’ management.

- Investments in scheduled maintenance stoppages in our refineries broke records in 2021, reaching R$ 2.3 billion. The figure represents an increase of more than 50% compared to 2020 and more than 20% compared to the previous record reached in 2019.

- Record sales and production of S-10 diesel in 2021, with an increase of 34.7% in sales and 10% in production.
- Conclusion of obligations with the US Department of Justice (DOJ).

- Ambition to achieve greenhouse gas emissions neutrality on scope 1 and 2 operations, alongside the intention to influence the achievement of the same objective in non-operated assets, within a period compatible with that established by the Paris Agreement.

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- Return to the Dow Jones Sustainability Index World by S&P Global's Corporate Sustainability Assessment, with the highest grades in the Materiality, Environmental Report, Water-Related Risks and Social Report criteria.

- In addition to the disclosure of this Financial Performance Report, we are releasing on the same date the 2021 Financial Statements, Management, Fiscal and Climate Change Reports.

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 4Q21 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

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Main Items

Table 1 - Main items*

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Sales revenues	134,190	121,594	74,972	452,668	272,069	10.4	79.0	66.4
Gross profit	59,047	59,552	40,360	219,637	123,962	(0.8)	46.3	77.2
Operating expenses	(1,341)	5,385	27,476	(17,233)	(71,069)	−	−	(75.8)
Consolidated net income (loss) attributable to the shareholders of Petrobras - Petrobras Shareholders	31,504	31,142	59,890	106,668	7,108	1.2	(47.4)	1400.7
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras*	23,795	17,374	28,444	83,285	13,244	37.0	(16.3)	528.9
Net cash provided by operating activities	51,392	55,100	37,702	203,126	148,106	(6.7)	36.3	37.1
Free Cash Flow	41,986	47,243	30,246	168,992	118,132	(11.1)	38.8	43.1
Adjusted EBITDA	62,945	60,744	47,043	234,576	142,973	3.6	33.8	64.1
Recurring Adjusted EBITDA*	62,466	63,873	35,098	234,069	126,997	(2.2)	78.0	84.3
Gross debt (US$ million)	58,743	59,588	75,538	58,743	75,538	(1.4)	(22.2)	(22.2)
Net Debt (US$ million)	47,626	48,132	63,168	47,626	63,168	(1.1)	(24.6)	(24.6)
Net Debt/LTM Adjusted EBITDA ratio **	1.09	1.17	2.22	1.09	2.22	(6.8)	(50.9)	(50.9)
Average commercial selling rate for U.S. dollar	5.58	5.23	5.40	5.40	5.16	6.7	3.3	4.7
Brent crude (US$/bbl)	79.73	73.47	44.23	70.73	41.67	8.5	80.3	69.7
Domestic basic oil by-products price (R$/bbl)	485.84	421.97	269.08	416.40	254.37	15.1	80.6	63.7
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.54	0.56	-	-	(3.6)
ROCE (Return on Capital Employed)	7.8%	7.0%	2.5%	7.8%	2.5%	+ 0.8 p.p.	+ 5.3 p.p.	+ 5.3 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD

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Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Diesel	37,688	35,722	19,852	130,671	70,984	5.5	89.8	84.1
Gasoline	21,009	17,690	9,658	64,206	32,074	18.8	117.5	100.2
Liquefied petroleum gas (LPG)	6,495	6,747	4,960	24,168	17,347	(3.7)	30.9	39.3
Jet fuel	4,552	3,292	1,831	12,279	6,965	38.3	148.6	76.3
Naphtha	2,681	2,749	1,787	9,131	8,470	(2.5)	50.0	7.8
Fuel oil (including bunker fuel)	2,824	2,852	1,374	9,532	4,016	(1.0)	105.5	137.4
Other oil by-products	6,589	6,265	4,297	22,988	13,945	5.2	53.3	64.8
Subtotal Oil By-Products	81,838	75,317	43,759	272,975	153,801	8.7	87.0	77.5
Natural gas	10,035	8,974	5,144	31,694	18,485	11.8	95.1	71.5
Crude oil	3,339	137	87	3,766	254	2337.2	3737.9	1382.7
Renewables and nitrogen products	31	63	78	215	296	(50.8)	(60.3)	(27.4)
Revenues from non-exercised rights	242	204	383	1,311	2,283	18.6	(36.8)	(42.6)
Electricity	4,064	5,433	3,452	15,559	5,635	(25.2)	17.7	176.1
Services, agency and others	1,338	1,243	1,036	4,357	3,928	7.6	29.2	10.9
Total domestic market	100,887	91,371	53,939	329,877	184,682	10.4	87.0	78.6
Exports	30,093	29,308	19,628	115,768	80,229	2.7	53.3	44.3
Crude oil	18,442	21,582	13,772	80,245	58,692	(14.5)	33.9	36.7
Fuel oil (including bunker fuel)	10,359	6,115	5,249	29,755	17,982	69.4	97.4	65.5
Other oil by-products and other products	1,292	1,611	607	5,768	3,555	(19.8)	112.9	62.3
Sales from foreign subsidiaries	3,210	915	1,405	7,023	7,158	250.8	128.5	(1.9)
Total foreign market	33,303	30,223	21,033	122,791	87,387	10.2	58.3	40.5
Total	134,190	121,594	74,972	452,668	272,069	10.4	79.0	66.4

In 2021, net revenue grew 66% compared to 2020, due to the 77% increase in Brent prices in reais and the increase in domestic demand, mainly due to the economic recovery after the height of the COVID-19 pandemic in 2020. We also highlight the increase in sales of natural gas and electricity, as a result of the increase in thermoelectric generation in 2021 and industrial demand recovery.

In 4Q21, sales revenue increased 10% compared to 3Q21, also due to the 16% appreciation of Brent prices in the period and to foreign exchange conversion effects. Those factors were partially offset by lower oil exports volumes and sales of oil products in the domestic market, especially diesel and LPG, due to seasonality. Gasoline sales had the opposite effect, with higher volumes due to seasonality and market share gains over ethanol due to competitive prices for consumers, fundamental to the consumer's choice of gasoline in all Brazilian states. There was also a drop in electricity revenues, in view of the lower thermoelectric dispatch with the improvement in hydrological conditions in 4Q21.

Finally, it is worth noting that, with the sale of the Mataripe refinery (RLAM) on November 30th, 2021, we started to break down oil sales in the domestic market due to its materiality.

In terms of revenue composition in the domestic market, diesel and gasoline continued to be the main products, accounting together for 72% of oil products domestic sales in 4Q21.

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Graph 1 – Oil products sales revenues 4Q21 – domestic market

In 4Q21, we kept on diversifying our global customer base for our oil exports. In addition, the development and start-up of operations in our pre-salt fields has also enabled the diversification of our export streams. In 4Q21, Búzios remained the highlight, but we increased the share of Atapu and carried out the first export of the Sepia stream.

In 3Q21, we had the following distribution of export destinations:

Table 3 – Volumes of oil exports

Country	4Q21	3Q21	4Q20
China	38%	39%	42%
Latam	23%	10%	13%
Europe	15%	29%	17%
Asia (ex. China)	15%	7%	0%
USA	9%	9%	14%
India	0%	4%	11%
Caribbean	0%	2%	2%

Table 4 – Volume of oil products exports

Country	4Q21	3Q21	4Q20
Singapore	84%	66%	80%
USA	14%	22%	13%
Bahamas	0%	4%	4%
Others	2%	8%	3%

Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Acquisitions	(31,042)	(24,095)	(9,013)	(86,975)	(31,239)	28.8	244.4	178.4
Crude oil imports	(8,900)	(7,772)	(3,598)	(30,444)	(16,458)	14.5	147.4	85.0
Oil by-products imports	(10,396)	(9,418)	(2,504)	(30,361)	(8,270)	10.4	315.2	267.1
Natural gas imports	(11,746)	(6,905)	(2,911)	(26,170)	(6,511)	70.1	303.5	301.9
Production	(35,253)	(33,722)	(22,951)	(128,721)	(107,935)	4.5	53.6	19.3
Crude oil	(29,547)	(28,044)	(17,909)	(105,277)	(85,666)	5.4	65.0	22.9
Production taxes	(15,709)	(13,229)	(7,407)	(51,053)	(27,553)	18.7	112.1	85.3
Others costs	(13,838)	(14,815)	(10,502)	(54,224)	(58,114)	(6.6)	31.8	(6.7)
Oil by-products	(3,025)	(3,402)	(2,719)	(13,424)	(11,009)	(11.1)	11.3	21.9
Natural gas	(2,681)	(2,276)	(2,323)	(10,020)	(11,259)	17.8	15.4	(11.0)
Production taxes	(988)	(738)	(497)	(3,206)	(1,937)	33.9	98.8	65.5
Others costs	(1,693)	(1,538)	(1,826)	(6,814)	(9,322)	10.1	(7.3)	(26.9)
Services rendered, electricity, renewables, nitrogen products and others	(8,848)	(4,225)	(2,648)	(17,335)	(8,934)	109.4	234.1	94.0
Total	(75,143)	(62,042)	(34,612)	(233,031)	(148,107)	21.1	117.1	57.3

In 2021, cost of goods sold went up 57%, mainly reflecting higher import costs, as a result of higher volumes of oil, oil products and natural gas and higher Brent and LNG prices. It is worth highlighting the higher share of LNG in total natural gas purchases following the 188% increase in LNG import volumes to meet higher demand, alongside the 226% increase in acquisition costs in reais.

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Production costs rose 19% - with an increase in government take, which followed Brent prices - and were partially offset by lower volumes sold.

Electricity costs increased in 2021 compared to 2020, due to the increase in fuel costs.

In 4Q21, cost of goods sold was 21% above 3Q21, mainly reflecting the high costs of LNG imports and the effect of the increase in Brent prices on other imports, which more than offset lower import volumes of oil products and natural gas. Production costs in 4Q21 remained stable as higher government take was offset by lower volumes of production sold.

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Selling, General and Administrative Expenses	(7,810)	(7,529)	(6,522)	(29,146)	(30,545)	3.7	19.7	(4.6)
Selling expenses	(6,100)	(5,766)	(6,049)	(22,806)	(25,020)	5.8	0.8	(8.8)
Materials, third-party services, freight, rental and other related costs	(5,075)	(4,831)	(5,096)	(19,095)	(21,297)	5.1	(0.4)	(10.3)
Depreciation, depletion and amortization	(905)	(831)	(825)	(3,289)	(2,924)	8.9	9.7	12.5
Allowance for expected credit losses	(6)	37	27	65	20	−	−	225.0
Employee compensation	(114)	(141)	(155)	(487)	(819)	(19.1)	(26.5)	(40.5)
General and administrative	(1,710)	(1,763)	(473)	(6,340)	(5,525)	(3.0)	261.5	14.8
Employee compensation	(1,100)	(1,364)	(89)	(4,490)	(3,813)	(19.4)	1136.0	17.8
Materials, third-party services, freight, rental and other related costs	(490)	(294)	(331)	(1,384)	(1,264)	66.7	48.0	9.5
Depreciation, depletion and amortization	(120)	(105)	(53)	(466)	(448)	14.3	126.4	4.0
Exploration costs	(834)	(696)	(1,905)	(3,731)	(4,170)	19.8	(56.2)	(10.5)
Research and Development Expenses	(827)	(792)	(536)	(3,033)	(1,819)	4.4	54.3	66.7
Other taxes	(197)	(1,141)	(1,002)	(2,180)	(4,971)	(82.7)	(80.3)	(56.1)
Impairment of assets	1,537	16,358	30,970	16,890	(34,259)	(90.6)	(95.0)	−
Other (income and expenses), net	6,790	(815)	6,471	3,967	4,695	−	4.9	(15.5)
Total	(1,341)	5,385	27,476	(17,233)	(71,069)	−	−	(75.8)

In 2021, operating expenses were 76% lower, mainly due to the R$ 34.3 billion impairment in 2020, compared against an impairment reversal of R$ 16.9 billion in 2021. Other highlights are selling and general and administrative expenses, which fell by 5%, mainly reflecting lower exported volumes and lower freight expenses, and tax expenses, which fell relative to 2020, impacted by state amnesty programs in Rio de Janeiro and Espírito Santo states.

In 4Q21, selling and general and administrative expenses increased, compared to 3Q21, mainly due to higher logistic costs related to the natural gas transportation, which were adjusted in 4Q21.

In 4Q21, tax expenses dropped by 83%, mainly due to expenses related to income taxes over charter payments, which impacted 3Q21.

There was an impairment reversal of R$ 1.5 billion in 4Q21, mainly due to the inclusion of the 2nd unit of RNEST in the 2022-2026 Strategic Plan, scheduled to start operations in August/2027.

Other operating income was R$ 6.8 billion in 4Q21, against expenses of R$ 815 million in 3Q21. The improvement in this line is due to gains, in 4Q21, from the sale of the Mataripe Refinery (RLAM) and from the contingent portion of the sale of the Carcará asset (currently the Bacalhau field), partially offset by the gain, in 3Q21, related to the co-participation agreement for the Transfer of Rights Surplus Volumes in Búzios field and the gain from agreements on 6 blocks in Foz do Amazonas, for which we assumed 100% work interest.

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Adjusted EBITDA

In 2021, Adjusted EBITDA increased 64% to R$234.6 billion, mainly due to the increase in Brent prices. Other factors worth mentioning were the higher sales of oil products in the domestic market, with higher margins for diesel and gasoline, offset by lower oil exports, higher LNG acquisition costs and the actuarial review related to the health plan co-participation.

Adjusted EBITDA for 4Q21 reached R$ 62.9 billion, in line with 3Q21, of R$ 60.7 billion. This result mainly reflects the appreciation of Brent prices and the loss with the actuarial review related to the health plan co-participation in 3Q21. These factors were offset by lower oil export volumes, lower gasoline, LPG and diesel margins and higher LNG acquisition costs.

Financial results

Table 7 – Financial results

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Finance income	1,485	1,188	777	4,458	2,821	25.0	91.1	58.0
Income from investments and marketable securities (Government Bonds)	785	519	192	1,706	1,017	51.3	308.9	67.7
Other income, net	700	669	585	2,752	1,804	4.6	19.7	52.5
Finance expenses	(4,915)	(6,237)	(7,816)	(27,636)	(31,108)	(21.2)	(37.1)	(11.2)
Interest on finance debt	(3,046)	(3,499)	(4,184)	(15,461)	(18,507)	(12.9)	(27.2)	(16.5)
Unwinding of discount on lease liabilities	(1,816)	(1,579)	(1,767)	(6,584)	(6,806)	15.0	2.8	(3.3)
Discount and premium on repurchase of debt securities	(25)	(1,309)	(2,068)	(5,838)	(6,139)	(98.1)	(98.8)	(4.9)
Capitalized borrowing costs	1,274	1,406	1,267	5,244	4,805	(9.4)	0.6	9.1
Unwinding of discount on the provision for decommissioning costs	(1,017)	(1,017)	(747)	(4,088)	(3,251)	−	36.1	25.7
Other finance expenses and income, net	(285)	(239)	(317)	(909)	(1,210)	19.2	(10.1)	(24.9)
Foreign exchange gains (losses) and indexation charges	(10,374)	(20,431)	13,851	(36,078)	(21,297)	(49.2)	−	69.4
Foreign exchange gains (losses)	(4,292)	(15,507)	19,867	(14,951)	(6,834)	(72.3)	−	118.8
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(6,954)	(5,396)	(6,134)	(24,777)	(24,308)	28.9	13.4	1.9
Recoverable taxes inflation indexation income (*)	167	79	(270)	2,754	9,369	111.4	−	(70.6)
Other foreign exchange gains (losses) and indexation charges, net	705	393	388	896	476	79.4	81.7	88.2
Total	(13,804)	(25,480)	6,812	(59,256)	(49,584)	(45.8)	−	19.5
(*) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

The financial result was negative by R$ 59.3 billion in 2021, 20% worse than 2020, mainly due to exchange rate variations.

The 4Q21 financial result was negative by R$ 13.8 billion, an improvement compared to 3Q21 (R$ 25.5 billion), mainly reflecting the lower depreciation of the real against the dollar (3% in 4Q21 against 9% in 3Q21).

There was also a 21% reduction in financial expenses in 4Q21 compared to 3Q21, mainly due to lower expenses with premiums and transaction costs, reflecting a reduction in the volume of prepayments, and a decrease in financing expenses, following the reduction of the company's indebtedness.

As a result of the revision of expectations for highly probable exports in the 2022-2026 Strategic Plan, currency exposure was significantly reduced in 4Q21 and we ended the year with an exposure of US$ 17.6 billion, compared to US$ 34.8 billion in 3Q21.

Net profit (loss) attributable to Petrobras shareholders

Net income in 2021 was R$ 106.7 billion, compared to R$ 7.1 billion in 2020. This expressive increase is mainly due to the 77% hike in Brent prices in reais in the period, besides higher sales volumes in the domestic market and better oil products margins. In addition, there was an impairment reversal of R$16.9 billion, compared to an impairment of R$34.3 billion in 2020. With higher profits before income taxes, income tax expenses grew by R$50.5 billion in 2021, compared to 2020.

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In 4Q21, net income was R$ 31.5 billion, a similar level to the R$ 31.1 billion recorded in 3Q21. There was a lower impairment reversal and higher spending on imports and government take. On the other hand, we had higher sales prices, lower exchange rate depreciation and gains from asset sales.

Additionally, 4Q21 results were affected, negatively, by the lack of gains recorded in 3Q21 with the Búzios and “Foz do Amazonas” agreements and, positively, by the lack of expenses with the actuarial review of the health plan recorded in 3Q21.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Net income benefited from non-recurring items in 2021, and the highlights were: (i) impairment reversal, (ii) gain from asset sales, (iii) gain with the co-participation agreement for the Transfer of Rights Surplus Volumes in Búzios field and (iv) the effects of non-incidence of income taxes on indexation (SELIC interest rate) of undue taxes paid, partially offset by the premium on the repurchase of bonds. Excluding non-recurring effects, net income would have been R$83.3 billion. Adjusted EBITDA was not significantly impacted by non-recurring items, reaching R$234.1 billion in 2021.

In 4Q21, net income also benefited from non-recurring items, mainly asset sales gains. Net income for 4Q21 would have been R$23.8 billion excluding non-recurring items. Adjusted EBITDA, of R$ 62.5 billion, was not significantly impacted by non-recurring items.

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Special Items

Table 8 – Special items

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Net income	31,723	31,224	60,452	107,264	6,246	1.6	(47.5)	1617.3
Nonrecurring items	11,676	20,752	41,811	35,510	(14,644)	(43.7)	(72.1)	−
Nonrecurring items that do not affect Adjusted EBITDA	11,197	23,881	29,866	35,002	(30,620)	(53.1)	(62.5)	−
Impairment of assets and investments	1,538	16,313	29,235	18,794	(36,932)	(90.6)	(94.7)	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	(35)	−	(220)	(225)	−	−	(2.2)
Gains and losses on disposal / write-offs of assets	9,654	613	1,925	10,889	2,709	1474.9	401.5	302.0
Results from co-participation agreements in auctioned areas	(202)	3,519	−	3,317	−	−	−	−
Agreements signed for the electricity sector	161	−	−	597	−	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	8	(2)	(364)	2,410	8,886	−	−	(72.9)
Discount and premium on repurchase of debt securities	28	(1,294)	(2,068)	(5,770)	(6,127)	−	−	(5.8)
Inflation indexation charges on petroleum and alcohol accounts	−	−	1,222	−	1,222	−	−	−
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	−	4,767	−	4,767	−	−	−	−
Financial updating on state amnesty programs	10	−	(84)	218	(153)	−	−	−
Other nonrecurring items	479	(3,129)	11,945	507	15,976	−	(96.0)	(96.8)
Voluntary Separation Plan	10	9	29	62	(5,408)	11.1	(65.5)	−
Amounts recovered from Lava Jato investigation	75	132	282	1,272	797	(43.2)	(73.4)	59.6
Gains / (losses) on decommissioning of returned/abandoned areas	619	(22)	(1,671)	559	(1,770)	−	−	−
State amnesty programs	3	137	58	799	(1,873)	(97.8)	(94.8)	−
Gains (Losses) related to legal proceedings	(363)	(545)	−	(1,634)	(3)	(33.4)	−	54366.7
Equalization of expenses - Production Individualization Agreements	(235)	98	(40)	(425)	3,701	−	487.5	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	1	22	(111)	(408)	−	−	(72.8)
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	2	61	203	2,556	7,878	(96.7)	(99.0)	(67.6)
Gains/(losses) arising from actuarial review of health care plan	−	(4,518)	13,062	(4,518)	13,062	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	368	1,518	−	1,947	−	(76)	−	−
Net effect of nonrecurring items on IR / CSLL	(3,967)	(6,984)	(10,365)	(12,126)	8,509	(43.2)	(61.7)	−
Recurring net income	24,014	17,456	29,006	83,881	12,382	37.6	(17.2)	577.4
Shareholders of Petrobras	23,795	17,374	28,444	83,285	13,244	37.0	(16.3)	528.9
Non-controlling interests	219	82	562	596	(862)	167.1	(61.0)	−

Adjusted EBITDA	62,945	60,744	47,043	234,576	142,973	3.6	33.8	64.1
Non-recurring Items	479	(3,129)	11,945	507	15,976	−	(96.0)	(96.8)
Recurring Adjusted EBITDA	62,466	63,873	35,098	234,069	126,997	(2.2)	78.0	84.3

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant

10

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 - Capex

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Exploration and Production	2,100	1,456	1,519	7,129	6,557	44.3	38.2	8.7
Refining, Transportation and Marketing	258	226	354	932	947	14.1	(27.0)	(1.6)
Gas and Power	161	94	83	412	353	70.2	93.0	16.9
Others	112	86	93	298	200	30.4	21.3	48.9
Total	2,631	1,863	2,049	8,772	8,057	41.3	28.4	8.9

In 2021, capex totaled US$ 8.8 billion, an increase of 9% compared to 2020, reflecting the improved economic scenario after the critical phase of the COVID-19 pandemic. In 4Q21, capex totaled US$2.6 billion, 41% higher than 3Q21, and approximately 57% corresponded to growth capex.

Capex for 2021 was 12% below projections, mainly due to: (a) postponement to 2022 of activities related to the new platforms P-71, FPSO Guanabara and FPSO Carioca, (b) postponement to 2022 of supporting activities and scheduled stoppages and (c) optimization of exploratory expenditures. None of these events compromise the production curve released for 2022.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, flow and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. Includes asset/company acquisitions and remaining investments in systems that started as of 2019 and exploratory investments.

Sustaining capex, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 4Q21, capex in the Exploration & Production segment totaled US$ 2.1 billion, 44% higher when compared to 3Q21, with approximately 64% related to growth. This increase was mainly due to construction activities on the P-78 and P-79 platforms for the Búzios field and by the increase in well construction and interconnection activities (Mero 2, Atapu, Búzios 4 and Búzios 5). The capex in 4Q21 were mainly concentrated on: (a) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.9 billion); (b) exploratory investments (US$ 0.2 billion); and (c) development of new deepwater projects (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 258 million in 4Q21, an increase of 14% when compared to 3Q21, of which approximately 75% were related to sustaining. This increase was mainly due to the mobilization of materials for use in the REPLAN, REDUC, REFAP, RECAP, REPAR, REVAP, and RPBC refineries.

In Gas & Energy, capex totaled US$ 161 million in 4Q21, 70% higher when compared to 3Q21, with approximately 54% related to growth. The increase was mainly due to higher expenditures with the Natural Gas Processing Unit of Gaslub Cluster (Route 3), which is expected to start operating in the second half of 2022.

11

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects1*

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX[3] Petrobras US$ bi	Petrobras Share	Status
Mero 1 FPSO Guanabara (Chartered unit)	2022	180,000	0.43	1.0	40%[2]	Project in phase of execution with production system moored. 13 wells drilled and 13 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.77	2.0	92,66%[1]	Project in phase of execution with production system under construction. 9 wells drilled and 6 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.10	1.7	100%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed[4]
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.03	1.3	100%	Project in phase of execution with production system under construction[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.09	0.8	40%[2]	Project in phase of execution with production system under construction. 7 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.82	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.03	0.8	40%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.16	1.7	100%	Project in phase of execution with production system under construction. 2 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.02	2.1	92,66%[1]	Project in phase of execution with production system under construction. 2 wells drilled
Búzios 6 P-78 (Owned unit)	2025	180,000	0.17	4.1	92,66%[1]	Project in phase of execution with production system under construction
Búzios 8 P-79 (Owned unit)	2025	180,000	0.13	4.2	92,66%[1]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.8	40%[2]	Project in phase of execution with production system under construction 4 wells drilled and 2 completed

¹ The effectiveness of the Co-participation agreement started in September of 2021. In October of 2021, partner CNOOC Petroleum Brazil Ltda. (CNOOC) expressed interest in exercising the option to purchase an additional share of 5% in the Production Sharing Contract of the Transfer of Rights Surplus. Petrobras share will change after the closing of this transaction

² In December of 2021 the Production Individualization Agreement (AIP) of the Mero accumulation was approved, with effect as of January of 2022. The agreement establishes the update stakes of each parts. Petrobras share will be updated in the next report.

³ Total CAPEX with the Strategic Plan 2022-2026 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[4] Production Unit for revitalization project. Refers only to new wells. It is scope of the project to relocate some wells of the decommissioning units

12

Portfolio Management

From January 1, 2021 to February 23, 2022, we concluded the sale of 21 assets, notably the sale of RLAM, BR Distribuidora and 10% of NTS. In addition, 14 assets were signed and are awaiting closings, with REMAN, SIX, and Gaspetro standing out. The cash inflow from these transactions, including the upfront cash from the signings in 2021 until Feb 23, 2022, totaled US$ 5.6 billion. In addition to this amount, in Feb 2022, we received the deferred payment for the sale of Carcará field in the amount of US$ 950 million.

Table 11 - Amounts received by February 22, 2022 and respective transaction values

Assets	Amounts received (US$ million)	Transaction amount [1] (US$ million)
Block PAR-T-198_ Bacia do Paraná	0.028	0.031
Block PAR-T-218_ Bacia do Paraná	0.029	0.032
Block POT-T-794 Bacia Potiguar	0.15	0.75
Breitener	45.4²	58.2
BSBios	47	60[5]
Frade field	36	100[4]
Papa-Terra field	6	105.6
Rabo Branco field	1.5	1.5
Dó-Ré-Mi field	0.04	0.04[5]
Cia Energética Manauara	13.7²	15.6²
GásLocal	10.5[2]	10.52.5
Gaspetro	-	394²
Lapa 10%	49.4	50[3]
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	6.5[2]	6[2]
Mangue Seco 3 and 4	18[2]	16.8[2]
NTS (10%)	285[2]	333[2]
Petrobras Distribuidora	2,238[2]	2,238[2]
Alagoas cluster	300	300
Carmópolis cluster	275	1,100
Cricaré cluster	27	155
Fazenda Belém cluster	-	35[5]
Miranga cluster	55.7	220.1
Norte Capixaba cluster	35.9	544[6]
Peroá cluster	5	55
Pescada cluster	-	2[5]
Potiguar cluster	110	1,385[6]
Recôncavo cluster	-	250[5]
Remanso cluster	7.3	30
Rio Ventura cluster	33.9	94.2[5]
PUDSA	68	61.7[5]
REMAN	28,4	189,5
RLAM	1,811	1,650
SIX	3	33
Termelétrica Potiguar (TEP)	14.3²	16²
UTE Camaçari cluster	11.1²	17.6²
Total value	5,551	9,536

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2022

13

Liquidity and Capital Resources[1]

Table 12 - Liquidity and Capital Resources

R$ million	4Q21	3Q21	4Q20	2021	2020
Adjusted cash and cash equivalents at the beginning of period	62,346	52,143	75,443	64,354	33,309
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(2,920)	(3,013)	(3,782)	(3,424)	(3,580)
Cash and cash equivalents at the beginning of period	59,426	49,130	71,661	60,930	29,729
Net cash provided by (used in) operating activities	51,392	55,100	37,702	203,126	148,106
Net cash provided by (used in) investing activities	3,108	20,579	(1,835)	11,073	(23,455)
Acquisition of PP&E and intangibles assets	(9,406)	(7,857)	(7,456)	(34,134)	(29,974)
Investments in investees	(49)	(20)	(3)	(129)	(5,312)
Proceeds from disposal of assets - Divestment	10,441	12,325	4,983	25,494	10,212
Financial compensation for the Búzios Coparticipation Agreement	−	15,510	−	15,510	−
Divestment (Investment) in marketable securities	(630)	137	421	(1)	355
Dividends received	2,752	484	220	4,333	1,264
(=) Net cash provided by operating and investing activities	54,500	75,679	35,867	214,199	124,651
Net cash provided by (used) in financing activities	(55,732)	(68,216)	(39,243)	(220,297)	(101,773)
Net financings	(6,437)	(39,404)	(29,075)	(116,057)	(64,384)
Proceeds from financing	726	452	6,319	9,647	85,523
Repayments	(7,163)	(39,856)	(35,394)	(125,704)	(149,907)
Repayment of lease liability	(8,077)	(7,750)	(8,110)	(31,400)	(30,275)
Dividends paid to shareholders of Petrobras	(40,976)	(20,895)	(1,783)	(72,153)	(6,209)
Dividends paid to non-controlling interest	(169)	(184)	(250)	(565)	(448)
Investments by non-controlling interest	(73)	17	(25)	(122)	(457)
Effect of exchange rate changes on cash and cash equivalents	288	2,833	(7,355)	3,650	8,323
Cash and cash equivalents at the end of period	58,482	59,426	60,930	58,482	60,930
Government bonds and time deposits with maturities of more than 3 months at the end of period*	3,630	2,920	3,424	3,630	3,424
Adjusted cash and cash equivalents at the end of period	62,112	62,346	64,354	62,112	64,354
Reconciliation of Free Cash Flow
Net cash provided by operating activities	51,392	55,100	37,702	203,126	148,106
Acquisition of PP&E and intangibles assets	(9,406)	(7,857)	(7,456)	(34,134)	(29,974)
Free cash flow**	41,986	47,243	30,246	168,992	118,132

As of December 31, 2021, cash and cash equivalents totaled R$ 58.5 billion and adjusted cash and cash equivalents totaled R$ 62.1 billion.

In 2021, cash generated from operating activities reached R$ 203.1 billlion and the positive free cash flow totaled R$ 169 billion. This level of cash generation, together with the inflow from divestments of R$ 25.5 billion and the financial compensation for the Búzios Coparticipation Agreement of R$ 15.5 billion were used to: (a) prepay debt and amortize principal and interest due in the period (R$ 125.7 billion), (b) amortize lease liabilities (R$ 31.4 billion), (c) fund capex of R$ 34.1 billion, and (d) distribute dividends of R$ 72.2 billion.

In 2021, the company settled several loans and financings, amounting to R$ 125.7 billion, notably: (a) the prepayment of R$ 32.8 billion of banking loans in the domestic and international markets; (b) the repurchase and redemption of R$ 52.6 billion of bonds in the international capital market, with net premium payment amounting to R$ 5.8 billion; and (c) the prepayment of loans with development agencies totaling R$ 3.1 billion. These operations allowed for the anticipated achievement of the gross debt target of US$ 60 billion originally established for 2022 in 3Q21, and which was maintained in 4Q21.

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets

14

The achievement of the gross debt target ahead of time, the high level of cash generation and solid liquidity have allowed the company to approve in 4Q21 a new shareholder remuneration for 2021 in the amount of R$ 37.3 billion. Considering the anticipated dividends, the compensation to shareholders for the fiscal year 2021 totaled R$ 7.77 for preferred and common shares, representing a dividend yield of 27%, based on the market value on 12/31/2020.

Graph 2 - Conciliation EBITDA x OCF x FCF x FCFE

R$ billion

[1] Accounts receivable, inventory and suppliers

[2] Includes issuances, amortization, prepayment and goodwill on bond repurchase

[3] Includes dividends received, non-controlling interest, investments in securities, foreign exchange rate variation over cash position and investments in investees

15

Debt

Cash generation and continuous debt management in 2021 allowed the company to achieve, in 3Q21, the US$ 60 billion gross debt target, originally set for 2022.

As of December 31, 2021, gross debt reached US$ 58.7 billion, 1% lower than September 30, 2021, mainly due to debt prepayments and amortizations. Over 2021, the reduction was 22%.

Average maturity remained stable, from 13.5 years on September 30, 2021 to 13.4 years on December 31, 2021.

The Gross Debt/EBITDA ratio decreased from 1.45x on September 30, 2021 to 1.35x on December 31, 2021.

Net Debt decreased by 1% to US$ 47.6 billion. The Net Debt/Adjusted EBITDA ratio decreased from 1.17x on September 30, 2021 to 1.09x on December 31, 2021.

Table 13 – Debt indicators

US$ million	12.31.2021	09.30.2021	Δ %	12.31.2020
Financial Debt	35,700	36,716	(2.8)	53,888
Capital Markets	22,031	22,213	(0.8)	30,137
Banking Market	9,762	10,524	(7.2)	18,597
Development banks	769	813	(5.4)	1,516
Export Credit Agencies	2,951	2,972	(0.7)	3,424
Others	187	194	(3.6)	214
Finance leases	23,043	22,872	0.7	21,650
Gross debt	58,743	59,588	(1.4)	75,538
Adjusted cash and cash equivalents	11,117	11,456	(3.0)	12,370
Net debt	47,626	48,132	(1.1)	63,168
Net Debt/(Net Debt + Market Cap) - Leverage	41%	42%	(2.4)	47%
Average interest rate (% p.a.)	6.2	6.0	3.3	5.9
Weighted average maturity of outstanding debt (years)	13.39	13.50	(0.8)	11.71
Net debt / LTM Adjusted EBITDA ratio	1.09	1.17	(6.8)	2.22
Gross debt / LTM Adjusted EBITDA ratio	1.35	1.45	(7.0)	2.66
R$ million
Financial Debt	199,224	199,713	(0.2)	280,038
Finance Lease	128,594	124,411	3.4	112,510
Adjusted cash and cash equivalents	62,040	62,314	(0.4)	64,280
Net Debt	265,778	261,810	1.5	328,268

16

Results by Segment

Exploration and Production

Table 14 – E&P results

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Sales revenues	88,065	76,472	48,467	299,929	174,085	15.2	81.7	72.3
Gross profit	51,601	43,489	26,625	172,179	82,028	18.7	93.8	109.9
Operating expenses	3,182	19,572	24,312	17,458	(44,221)	(83.7)	(86.9)	−
Operating income (loss)	54,783	63,061	50,937	189,637	37,807	(13.1)	7.6	401.6
Net income (loss) attributable to the shareholders of Petrobras	36,349	41,778	33,495	125,822	24,083	(13.0)	8.5	422.5
Adjusted EBITDA of the segment	61,302	54,508	29,364	211,130	114,960	12.5	108.8	83.7
EBITDA margin of the segment (%)	70	71	61	70	66	(1.7)	9.0	4.4
ROCE (Return on Capital Employed)	11.2%	8.8%	3.4%	11.2%	3.4%	+2.4 p.p.	+ 7.8 p.p.	+ 7.8 p.p.
Average Brent crude (US$/bbl)	79.73	73.47	44.23	70.73	41.67	8.5	80.3	69.7
Sales price - Brazil
Crude oil (US$/bbl)	77.56	69.54	43.29	67.48	39.96	11.5	79.2	68.9
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	5.15	5.02	5.61	5.00	5.23	2.5	(8.2)	(4.4)
excluding production taxes	6.93	6.66	7.19	6.65	6.83	4.1	(3.6)	(2.7)
Onshore and shallow waters
with leases	14.78	14.27	12.87	13.69	15.45	3.5	14.8	(11.4)
excluding leases	14.78	14.27	12.33	13.69	14.54	3.5	19.9	(5.9)
Deep and ultra-deep post-salt
with leases	10.50	12.16	12.63	11.25	11.05	(13.6)	(16.8)	1.9
excluding leases	9.10	10.72	11.23	9.84	9.55	(15.1)	(19.0)	3.1
Pre-salt
with leases	5.26	4.35	4.47	4.61	4.25	21.0	17.5	8.7
excluding leases	3.24	2.53	2.71	2.75	2.53	28.0	19.3	8.7
including production taxes and excluding leases	20.19	18.50	13.06	17.97	11.50	9.2	54.6	56.3
including production taxes and leases	21.96	20.13	14.64	19.62	13.10	9.1	50.0	49.7
Production taxes - Brazil	17,731	15,590	8,255	60,186	29,978	13.7	114.8	100.8
Royalties	9,312	8,021	4,582	31,034	16,773	16.1	103.2	85.0
Special participation	8,355	7,513	3,620	28,935	13,011	11.2	130.8	122.4
Retention of areas	64	56	53	217	194	14.3	20.8	11.9

In 2021, E&P gross profit was R$ 172.2 billion, a 110% increase when compared to 2020. This increase was due to the higher Brent prices, which resulted in higher revenues, partially offset by higher government take.

Operating profit for 2021 was R$ 189.6 billion, up 402%, since in addition to the increase in Gross Profit, there were impairment losses recognized in 2020, versus the reversal that occurred in 2021, due to revised projections for short-term average Brent prices. In addition, we had higher revenues from divestments and the Búzios co-participation agreement, as well as lower tax expenses due to the contingencies related to ICMS that occurred in the previous year.

In 4Q21, gross profit in E&P was US$ 51.6 billion, an increase of 19% when compared to 3Q21. This increase was due to the 8.5% appreciation of Brent prices, offset by higher government take. Operating income in 4Q21 was US$ 54.8 billion, 13% lower than 3Q21, reflecting the reversal of impairment that occurred in 3Q21.

Lifting cost for 2021, excluding government take and leasing, was US$ 5.00/boe, a reduction of 4% compared to the previous year (US$ 5.23/boe). The drop is explained by the depreciation of the BRL, along with portfolio management effects and the startup of P-70 and FPSO Carioca production.

In 4Q21, we recorded a 3% increase in lifting cost excluding government take and leasing when compared to 3Q21, due to higher maintenance costs of leased platforms, along with the impact of lower production resulting from the natural decline of the reservoirs. These effects were offset by the depreciation of the BRL.

* Leases refers to platform leasing

17

In pre-salt, there was a 28% increase in lifting costs in 4Q21 compared to 3Q21, mainly due to well interventions in the Búzios field and higher spending on maintenance of leased platforms, partially offset by the effect of the depreciation of the BRL.

In the post-salt, the 15% decrease in lifting costs compared to 3Q21 was mainly due to lower expenses with well interventions in the Campos Basin compared to the previous quarter and to the effect of the depreciation of the BRL, partially offset by the impact of lower production resulting from the natural decline in reservoirs.

In onshore and shallow water assets, there was an increase in lifting costs in 4Q21, mainly because of the decline in production, associated with increased spending on production contracts that follow Brent prices, which appreciated in the period. These effects were partially offset by the effect of the depreciation of the BRL.

The higher expenses with government participations in dollars are explained by higher Brent prices, both for 2021 and 4Q21.

18

Refining, Transportation and Marketing

Table 15 - RTM results

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Sales revenues	117,499	107,188	65,163	401,756	241,966	9.6	80.3	66.0
Gross profit (Loss)	12,661	11,642	6,615	48,151	19,751	8.8	91.4	143.8
Operating expenses	1,713	(5,396)	266	(8,621)	(15,455)	−	544.0	(44.2)
Operating Income (Loss)	14,374	6,246	6,881	39,530	4,296	130.1	108.9	820.2
Net income (loss) attributable to the shareholders of Petrobras	9,785	5,465	5,109	31,083	862	79.0	91.5	3505.9
Adjusted EBITDA of the segment	12,471	9,438	6,495	46,412	12,271	32.1	92.0	278.2
EBITDA margin of the segment (%)	11	9	10	12	5	2	1	6
ROCE (Return on Capital Employed)	6.2%	4.7%	(2.1)%	6.2%	(2.1)%	+ 1.5 p.p.	+ 8.3 p.p.	+ 8.3 p.p.
Refining cost (US$/barrel) - Brazil	1.70	1.69	1.47	1.66	1.70	0.6	15.5	(2.2)
Refining cost (R$/barrel) - Brazil	9.42	8.91	7.80	8.94	8.67	5.7	20.8	3.2
Domestic basic oil by-products price (R$/bbl)	485.84	421.97	269.08	416.40	254.37	15.1	80.6	63.7

YoY gross profit in 2021 was R$ 28.4 billion higher than in 2020, mainly due to the higher positive inventory effects (R$ 24.7 billion in 2021 vs. R$ 1.4 million in 2020). Excluding this effect, gross profit would have been R$ 23.4 billion in 2021 and R$ 18.4 billion in 2020.

Higher gross profit in 2021 results from higher margins, especially on gasoline and diesel, reflecting higher international margins for these products, associated with higher domestic sales volumes, mainly gasoline, diesel and jet fuel, due to the impact on sales caused by the COVID-19 pandemic in 2020, as well as lower gasoline and diesel imports by third parties between the periods. Gasoline also had a gain in market share over ethanol due to its competitiveness in prices and diesel was favored by the recovery of the economy in 2021, especially the industrial sector. Bunker sales were also higher due to greater demand for thermal power plants in 2021. On the other hand, there were lower oil exports.

In 2021, operating profit was higher due to the higher gross profit and lower expenses, especially the ones related to the 2020 voluntary separation plan, the reversal of impairment related to the 2nd unit of RNEST in 2021, and the gain with the sale of the RLAM refinery on November 30, 2021.

The increase in refining unit cost in 2021 is mainly due to the expenditure on chemicals and catalysts, and maintenance spending to improve the integrity and reliability of the refining facilities. These expenses were partially offset by lower personnel costs and a higher processed feedstock load in the current year.

In 4Q21, gross profit was R$ 12.7 billion, R$ 1 billion higher than 3Q21, mainly due to the higher positive effect of inventory turnover between quarters (R$ 7.3 billion in 4Q21 vs. R$ 3.6 million in 3Q21). Excluding this effect, gross profit would have been R$ 5.4 billion in 4Q21 and R$ 8 billion in 3Q21.

In 4Q21, there were lower margins in the domestic market, mainly for gasoline, LPG and diesel. Additionally, diesel and LPG sales volume decreased due to the seasonality of these products, which favors their consumption in the third quarter. In addition, we concluded the sale of the RLAM refinery, on November 30th, which accounted for about 13% of our systemwide capacity, contributing to lower sales in the domestic market in 4Q21. Gasoline sales increased because of the seasonality effect that favors the sales of this product in the fourth quarter and the gain in Otto cycle market share due to pump price that favored the consumer's choice of gasoline over ethanol in all states in Brazil.

In 4Q21, operating profit was higher due to lower expenses with provisions for litigation losses that occurred in 3Q21, the recognition of the gain on the sale of the RLAM refinery and the reversal of impairment related to the second unit at RNEST.

19

In 4Q21, refining unit cost was practically in line with 3Q21 because of the more depreciated FX, which offset higher spending in BRL. The main factor that pushed up refining costs in BRL was the maintenance spending with the intensification of the plan to improve asset integrity and reliability in November and December. Compared to 3Q21, processed feedstock was stable.

20

Gas and Power

Table 16 – G&P results

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Sales revenues	20,926	18,014	12,142	64,987	39,275	16.2	72.3	65.5
Gross profit	(509)	4,076	5,329	13,595	19,144	−	−	(29.0)
Operating expenses	(3,836)	(4,043)	(3,969)	(15,481)	(13,259)	(5.1)	(3.4)	16.8
Operating income (loss)	(4,345)	33	1,360	(1,886)	5,885	−	−	−
Net income (loss) attributable to the shareholders of Petrobras	(2,991)	20	1,061	(1,239)	4,188	−	−	−
Adjusted EBITDA of the segment	(3,608)	1,022	2,315	1,212	8,673	−	−	(86.0)
EBITDA margin of the segment (%)	(17)	6	19	2	22	(23.0)	(36.0)	(20.0)
ROCE (Return on Capital Employed)	(2.4)%	2.6%	4.1%	(2.4)%	4.1%	- 5.0 p.p.	- 6.5 p.p.	- 6.5 p.p.
Natural gas sales price - Brazil (US$/bbl)	53.53	46.98	30.82	45.65	33.76	13.9	73.7	35.2

In 2021, despite the strong recovery in natural gas demand, gross profit was R$ 5.5 billion lower than in 2020, impacted by higher natural gas acquisition costs. It is important to note that, especially in the last quarter, there was a decoupling between the reference prices of oil and LN, which did not allow the segment's average sales prices to track the increase in LNG acquisition costs, which resulted, especially, from i) the maintenance of below average temperatures in the northern hemisphere, ii) supply restrictions, iii) lower gas inventories in Europe, and iv) the heating up of the Chinese economy.

The 2021 operating profit was R$ 7.8 billion lower than in 2020, due to the lower gross profit and the impairments recorded by the sales of the oil-fired thermal plants (Arembepe, Bahia 1 and Muricy) and of Breitener and the UTGSul asset.

In 4Q21, there was a reduction of R$ 4.6 billion in gross profit compared to 3Q21, as the increase in revenue from the new contract prices was not enough to offset the negative impact of the increase in the cost of LNG acquisition for the reasons mentioned above. In addition, the reduction in energy generation revenues, due to the improvement in storage levels of hydroelectric reservoirs and the reduction of the Settlement Price for the Differences (PLD) between periods, contributed negatively to the results of the segment.

Operating income was R$ 4.4 billion lower in 4Q21 compared to 3Q21, due to lower gross profit and the impairment recognized on the UTGSUl asset in 4Q21, despite the reduction in operating expenses, mainly due to the impairment recorded in 3Q21 from the sale of Breitener.

21

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%)
R$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 X 3Q21	4Q21 X 4Q20	2021 X 2020
Net income (loss)	31,723	31,224	60,452	107,264	6,246	1.6	(47.5)	1617.3
Net finance income (expense)	13,804	25,480	(6,812)	59,256	49,584	(45.8)	−	19.5
Income taxes	12,762	9,753	14,369	44,311	(6,209)	30.9	(11.2)	−
Depreciation, depletion and amortization	16,228	16,262	12,102	63,048	58,305	(0.2)	34.1	8.1
EBITDA	74,517	82,719	80,111	273,879	107,926	(9.9)	(7.0)	153.8
Share of earnings in equity-accounted investments	(583)	(1,520)	(173)	(8,427)	3,272	(61.6)	237.0	−
Impairment losses / (reversals)	(1,537)	(16,358)	(30,970)	(16,890)	34,259	(90.6)	(95.0)	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	35	−	220	225	−	−	(2.2)
Results from co-participation agreements in bid areas	202	(3,519)	−	(3,317)	−	−	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(9,654)	(613)	(1,925)	(10,889)	(2,709)	1474.9	401.5	302.0
Total Adjusted EBITDA	62,945	60,744	47,043	234,576	142,973	3.6	33.8	64.1

Adjusted EBITDA margin (%)	47	50	63	52	53	(3.0)	(15.7)	(1.0)

22

Financial Statements

Table 18 - Income Statement - Consolidated

R$ million	4Q21	3Q21	4Q20	2021	2020
Sales revenues	134,190	121,594	74,972	452,668	272,069
Cost of sales	(75,143)	(62,042)	(34,612)	(233,031)	(148,107)
Gross profit	59,047	59,552	40,360	219,637	123,962
Selling expenses	(6,100)	(5,766)	(6,049)	(22,806)	(25,020)
General and administrative expenses	(1,710)	(1,763)	(473)	(6,340)	(5,525)
Exploration costs	(834)	(696)	(1,905)	(3,731)	(4,170)
Research and development expenses	(827)	(792)	(536)	(3,033)	(1,819)
Other taxes	(197)	(1,141)	(1,002)	(2,180)	(4,971)
Impairment of assets	1,537	16,358	30,970	16,890	(34,259)
Other income and expenses	6,790	(815)	6,471	3,967	4,695
	(1,341)	5,385	27,476	(17,233)	(71,069)
Operating income (loss)	57,706	64,937	67,836	202,404	52,893
Finance income	1,485	1,188	777	4,458	2,821
Finance expenses	(4,915)	(6,237)	(7,816)	(27,636)	(31,108)
Foreign exchange gains (losses) and inflation indexation charges	(10,374)	(20,431)	13,851	(36,078)	(21,297)
Net finance income (expense)	(13,804)	(25,480)	6,812	(59,256)	(49,584)
Results in equity-accounted investments	583	1,520	173	8,427	(3,272)
Income (loss) before income taxes	44,485	40,977	74,821	151,575	37
Income taxes	(12,762)	(9,753)	(14,369)	(44,311)	6,209
Net Income (Loss)	31,723	31,224	60,452	107,264	6,246
Net income (loss) attributable to:
Shareholders of Petrobras	31,504	31,142	59,890	106,668	7,108
Non-controlling interests	219	82	562	596	(862)

23

Table 19 - Statement of Financial Position – Consolidated

ASSETS - R$ million	12.31.2021	12.31.2020
Current assets	168,247	142,323
Cash and cash equivalents	58,410	60,856
Marketable securities	3,630	3,424
Trade and other receivables, net	35,538	24,584
Inventories	40,486	29,500
Recoverable taxes	7,511	13,483
Assets classified as held for sale	13,895	4,081
Other current assets	8,777	6,395
Non-current assets	804,704	845,096
Long-term receivables	79,992	104,974
Trade and other receivables, net	10,603	13,675
Marketable securities	247	227
Judicial deposits	44,858	37,838
Deferred taxes	3,371	33,524
Other tax assets	18,197	16,411
Other non-current assets	2,716	3,299
Investments	8,427	17,010
Property, plant and equipment	699,406	645,434
Intangible assets	16,879	77,678
Total assets	972,951	987,419

LIABILITIES - R$ million	12.31.2021	12.31.2020
Current liabilities	134,913	136,287
Trade payables	30,597	35,645
Finance debt	20,316	21,751
Lease liability	30,315	29,613
Taxes payable	26,414	14,725
Dividends payable	−	4,457
Short-term employee benefits	11,967	18,199
Liabilities related to assets classified as held for sale	4,840	3,559
Other current liabilities	10,464	8,338
Non-current liabilities	448,457	539,982
Finance debt	178,908	258,287
Lease liability	98,279	82,897
Income Tax payable	1,676	1,853
Deferred taxes	6,857	1,015
Employee benefits	52,310	76,219
Provision for legal and administrative proceedings	11,263	11,427
Provision for decommissioning costs	87,160	97,595
Other non-current liabilities	12,004	10,689
Shareholders' equity	389,581	311,150
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	181,897	102,978
Non-controlling interests	2,252	2,740
Total liabilities and shareholders´ equity	972,951	987,419

24

Table 20 - Statement of Cash Flows – Consolidated

R$ million	4Q21	3Q21	4Q20	2021	2020
Net income for the period	31,723	31,224	60,452	107,264	6,246
Adjustments for:
Pension and medical benefits (actuarial expense)	1,629	6,152	(11,109)	11,215	(5,010)
Results of equity-accounted investments	(583)	(1,520)	(173)	(8,427)	3,272
Depreciation, depletion and amortization	16,228	16,262	12,102	63,048	58,305
Impairment of assets (reversal)	(1,537)	(16,358)	(30,970)	(16,890)	34,259
Inventory write-down (write-back) to net realizable value	11	−	−	6	1,518
Allowance (reversals) for impairment of trade and other receivables	(87)	(54)	105	(187)	722
Exploratory expenditures write-offs	187	142	1,199	1,365	2,379
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(9,654)	(578)	(1,925)	(10,669)	(2,484)
Foreign exchange, indexation and finance charges	14,248	24,001	(6,837)	58,391	57,422
Deferred income taxes, net	397	620	12,871	21,644	(8,940)
Revision and unwinding of discount on the provision for decommissioning costs	398	1,040	2,418	3,529	5,021
PIS and COFINS monetary restatement - exclusion from VAT tax basis	(11)	(57)	456	(4,966)	(16,494)
Results from co-participation agreements in bid areas	202	(3,519)	−	(3,317)	−
Assumption of interest in concessions	(368)	(520)	−	(888)	−
Early termination and changes on payments of lease agreements	(1,114)	(632)	(518)	(2,960)	(1,389)
Decrease (Increase) in assets
Trade and other receivables, net	(3,279)	(3,922)	251	(10,783)	(913)
Inventories	(887)	(3,052)	(8)	(12,651)	4,309
Judicial deposits	(1,478)	(1,712)	252	(5,573)	(4,228)
Other assets	(916)	292	(1,481)	(1,752)	1,105
Increase (Decrease) in liabilities
Trade payables	1,208	2,621	266	5,667	2,178
Other taxes payable	14,424	10,459	6,437	37,552	18,161
Income taxes paid	(6,653)	(4,346)	(170)	(11,651)	(1,656)
Pension and medical benefits	(1,027)	(2,062)	(1,231)	(11,848)	(5,459)
Provision for legal proceedings	(737)	829	65	(222)	(1,209)
Short-term benefits	(982)	481	(1,548)	(1,777)	4,111
Provision for decommissioning costs	(1,137)	(1,055)	(909)	(3,935)	(2,459)
Other liabilities	1,187	364	(2,293)	1,941	(661)
Net cash from operating activities	51,392	55,100	37,702	203,126	148,106
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(9,406)	(7,857)	(7,456)	(34,134)	(29,974)
Investments in investees	(49)	(20)	(3)	(129)	(5,312)
Proceeds from disposal of assets - Divestment	10,441	12,325	4,983	25,494	10,212
Financial compensation for the Búzios Co-participation Agreement	−	15,510	−	15,510	−
Divestment (Investment) in marketable securities	(630)	137	421	(1)	355
Dividends received	2,752	484	220	4,333	1,264
Net cash (provided) used in investing activities	3,108	20,579	(1,835)	11,073	(23,455)
Cash flows from Financing activities
Investments by non-controlling interest	(73)	17	(25)	(122)	(457)
Financing and loans, net:
Proceeds from financing	726	452	6,319	9,647	85,523
Repayment of principal - finance debt	(5,150)	(36,501)	(32,717)	(113,549)	(134,079)
Repayment of interest - finance debt	(2,013)	(3,355)	(2,677)	(12,155)	(15,828)
Repayment of lease liability	(8,077)	(7,750)	(8,110)	(31,400)	(30,275)
Dividends paid to Shareholders of Petrobras	(40,976)	(20,895)	(1,783)	(72,153)	(6,209)
Dividends paid to non-controlling interests	(169)	(184)	(250)	(565)	(448)
Net cash provided (used) in financing activities	(55,732)	(68,216)	(39,243)	(220,297)	(101,773)
Effect of exchange rate changes on cash and cash equivalents	288	2,833	(7,355)	3,650	8,323
Net increase / (decrease) in cash and cash equivalents	(944)	10,296	(10,731)	(2,448)	31,201
Cash and cash equivalents at the beginning of the period	59,426	49,130	71,661	60,930	29,729
Cash and cash equivalents at the end of the period	58,482	59,426	60,930	58,482	60,930

25

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 21 - Consolidated Income by Segment – 2021

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	299,929	401,756	64,987	2,732	(316,736)	452,668
Intersegments	293,984	7,609	13,847	1,296	(316,736)	−
Third parties	5,945	394,147	51,140	1,436	−	452,668
Cost of sales	(127,750)	(353,605)	(51,392)	(2,730)	302,446	(233,031)
Gross profit	172,179	48,151	13,595	2	(14,290)	219,637
Expenses	17,458	(8,621)	(15,481)	(10,477)	(112)	(17,233)
Selling expenses	(4)	(8,318)	(14,307)	(65)	(112)	(22,806)
General and administrative expenses	(830)	(801)	(387)	(4,322)	−	(6,340)
Exploration costs	(3,731)	−	−	−	−	(3,731)
Research and development expenses	(2,251)	(38)	(142)	(602)	−	(3,033)
Other taxes	(1,029)	(663)	(183)	(305)	−	(2,180)
Impairment of assets	16,375	1,635	(1,133)	13	−	16,890
Other income and expenses	8,928	(436)	671	(5,196)	−	3,967
Operating income (loss)	189,637	39,530	(1,886)	(10,475)	(14,402)	202,404
Net finance income (expense)	−	−	−	(59,256)	−	(59,256)
Results in equity-accounted investments	638	4,993	528	2,268	−	8,427
Income (loss) before income taxes	190,275	44,523	(1,358)	(67,463)	(14,402)	151,575
Income taxes	(64,477)	(13,440)	641	28,068	4,897	(44,311)
Net income (loss)	125,798	31,083	(717)	(39,395)	(9,505)	107,264
Net income (loss) attributable to:
Shareholders of Petrobras	125,822	31,083	(1,239)	(39,493)	(9,505)	106,668
Non-controlling interests	(24)	−	522	98	−	596
	125,798	31,083	(717)	(39,395)	(9,505)	107,264

Table 22 - Consolidated Income by Segment – 2020

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	174,085	241,966	39,275	4,439	(187,696)	272,069
Intersegments	169,593	4,368	12,502	1,233	(187,696)	−
Third parties	4,492	237,598	26,773	3,206	−	272,069
Cost of sales	(92,057)	(222,215)	(20,131)	(4,207)	190,503	(148,107)
Gross profit	82,028	19,751	19,144	232	2,807	123,962
Expenses	(44,221)	(15,455)	(13,259)	1,978	(112)	(71,069)
Selling expenses	(4)	(12,955)	(11,839)	(110)	(112)	(25,020)
General and administrative expenses	(797)	(811)	(432)	(3,485)	−	(5,525)
Exploration costs	(4,170)	−	−	−	−	(4,170)
Research and development expenses	(1,194)	(46)	(56)	(523)	−	(1,819)
Other taxes	(2,567)	(714)	(158)	(1,532)	−	(4,971)
Impairment of assets	(34,448)	859	192	(862)	−	(34,259)
Other income and expenses	(1,041)	(1,788)	(966)	8,490	−	4,695
Operating income (loss)	37,807	4,296	5,885	2,210	2,695	52,893
Net finance income (expense)	−	−	−	(49,584)	−	(49,584)
Results in equity-accounted investments	(893)	(2,132)	682	(929)	−	(3,272)
Income (loss) before income taxes	36,914	2,164	6,567	(48,303)	2,695	37
Income taxes	(12,854)	(1,461)	(2,001)	23,441	(916)	6,209
Net income (loss)	24,060	703	4,566	(24,862)	1,779	6,246
Net income (loss) attributable to:
Shareholders of Petrobras	24,083	862	4,188	(23,804)	1,779	7,108
Non-controlling interests	(23)	(159)	378	(1,058)	−	(862)
	24,060	703	4,566	(24,862)	1,779	6,246

26

Table 23 - Quarterly Consolidated Income by Segment – 4Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	88,065	117,499	20,926	803	(93,103)	134,190
Intersegments	86,307	2,260	4,092	444	(93,103)	−
Third parties	1,758	115,239	16,834	359	−	134,190
Cost of sales	(36,464)	(104,838)	(21,435)	(824)	88,418	(75,143)
Gross profit	51,601	12,661	(509)	(21)	(4,685)	59,047
Expenses	3,182	1,713	(3,836)	(2,374)	(26)	(1,341)
Selling expenses	−	(2,172)	(3,897)	(5)	(26)	(6,100)
General and administrative expenses	(233)	(227)	(112)	(1,138)	−	(1,710)
Exploration costs	(834)	−	−	−	−	(834)
Research and development expenses	(620)	(10)	(41)	(156)	−	(827)
Other taxes	(413)	(120)	347	(11)	−	(197)
Impairment of assets	46	1,704	(219)	6	−	1,537
Other income and expenses	5,236	2,538	86	(1,070)	−	6,790
Operating income (loss)	54,783	14,374	(4,345)	(2,395)	(4,711)	57,706
Net finance income (expense)	−	−	−	(13,804)	−	(13,804)
Results in equity-accounted investments	187	298	78	20	−	583
Income (loss) before income taxes	54,970	14,672	(4,267)	(16,179)	(4,711)	44,485
Income taxes	(18,627)	(4,887)	1,477	7,673	1,602	(12,762)
Net income (loss)	36,343	9,785	(2,790)	(8,506)	(3,109)	31,723
Net income (loss) attributable to:
Shareholders of Petrobras	36,349	9,785	(2,991)	(8,530)	(3,109)	31,504
Non-controlling interests	(6)	−	201	24	−	219
	36,343	9,785	(2,790)	(8,506)	(3,109)	31,723

Table 24 - Quarterly Consolidated Income by Segment – 3Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	76,472	107,188	18,014	476	(80,556)	121,594
Intersegments	74,710	2,290	3,384	172	(80,556)	−
Third parties	1,762	104,898	14,630	304	−	121,594
Cost of sales	(32,983)	(95,546)	(13,938)	(474)	80,899	(62,042)
Gross profit	43,489	11,642	4,076	2	343	59,552
Expenses	19,572	(5,396)	(4,043)	(4,719)	(29)	5,385
Selling expenses	23	(2,172)	(3,572)	(16)	(29)	(5,766)
General and administrative expenses	(269)	(190)	(99)	(1,205)	−	(1,763)
Exploration costs	(696)	−	−	−	−	(696)
Research and development expenses	(596)	(8)	(12)	(176)	−	(792)
Other taxes	(406)	(196)	(273)	(266)	−	(1,141)
Impairment of assets	16,901	(69)	(474)	−	−	16,358
Other income and expenses	4,615	(2,761)	387	(3,056)	−	(815)
Operating income (loss)	63,061	6,246	33	(4,717)	314	64,937
Net finance income (expense)	−	−	−	(25,480)	−	(25,480)
Results in equity-accounted investments	151	1,343	60	(34)	−	1,520
Income (loss) before income taxes	63,212	7,589	93	(30,231)	314	40,977
Income taxes	(21,440)	(2,124)	(11)	13,929	(107)	(9,753)
Net income (loss)	41,772	5,465	82	(16,302)	207	31,224
Net income (loss) attributable to:
Shareholders of Petrobras	41,778	5,465	20	(16,328)	207	31,142
Non-controlling interests	(6)	−	62	26	−	82
	41,772	5,465	82	(16,302)	207	31,224

27

Table 25 - Other Income and Expenses by Segment – 2021

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(7,840)	−	(7,840)
Unscheduled stoppages and pre-operating expenses	(6,983)	(101)	(141)	(115)	−	(7,340)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,783)	(2,574)	(23)	493	−	(3,887)
Variable compensation program	(1,020)	(561)	(120)	(841)	−	(2,542)
Profit Share	(271)	(178)	(31)	(191)	−	(671)
Equalization of expenses - Production Individualization Agreements	(425)	−	−	−	−	(425)
Gains/(losses) with Commodities Derivatives	−	−	−	(422)	−	(422)
Realization of comprehensive income due to the sale of equity interest	−	−	−	(220)	−	(220)
Voluntary Separation Incentive Plan - PDV	1	31	5	25	−	62
Result Related to Decommissioning	559	−	−	−	−	559
Fines imposed on suppliers	680	116	48	35	−	879
Amounts recovered from Lava Jato investigation	89	−	−	1,183	−	1,272
Transfer of rights on concession agreements	1,947	−	−	−	−	1,947
Expenses/Reimbursements from E&P partnership operations	2,580	−	−	−	−	2,580
Recoverable taxes	−	57	170	2,728	−	2,955
Early Contract Terminations	2,802	274	(115)	(1)	−	2,960
Results from the compensation of investments in bid areas	3,317	−	−	−	−	3,317
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	7,377	3,161	359	(8)	−	10,889
Others	58	(661)	519	(22)	−	(106)
	8,928	(436)	671	(5,196)	−	3,967

Table 26 - Other Income and Expenses by Segment – 2020

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	4,630	−	4,630
Unscheduled stoppages and pre-operating expenses	(6,409)	(509)	(479)	(39)	−	(7,436)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,585)	(1,534)	313	179	−	(2,627)
Variable compensation program	(1,003)	(552)	(99)	(586)	−	(2,240)
Profit Share	(3)	(28)	−	−	−	(31)
Equalization of expenses - Production Individualization Agreements	3,706	−	−	(5)	−	3,701
Gains/(losses) with Commodities Derivatives	−	−	−	(1,974)	−	(1,974)
Realization of comprehensive income due to the sale of equity interest	−	−	(225)	−	−	(225)
Voluntary Separation Incentive Plan - PDV	(2,087)	(1,688)	(160)	(1,473)	−	(5,408)
Result Related to Decommissioning	(1,770)	−	−	−	−	(1,770)
Fines imposed on suppliers	432	(6)	14	35	−	475
Amounts recovered from Lava Jato investigation	90	−	−	707	−	797
Transfer of rights on concession agreements	434	−	−	−	−	434
Expenses/Reimbursements from E&P partnership operations	4,646	−	−	−	−	4,646
Recoverable taxes	−	56	176	7,990	−	8,222
Early Contract Terminations	1,323	(15)	26	55	−	1,389
Results from the compensation of investments in bid areas	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,338	2,004	(346)	(287)	−	2,709
Others	(153)	484	(186)	(742)	−	(597)
	(1,041)	(1,788)	(966)	8,490	−	4,695

28

Table 27 - Other Income and Expenses by Segment – 4Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(1,177)	−	(1,177)
Unscheduled stoppages and pre-operating expenses	(1,910)	(45)	(37)	(67)	−	(2,059)
Gains / (losses) related to legal, administrative and arbitration proceedings	(811)	(373)	(13)	107	−	(1,090)
Variable compensation program	(277)	(154)	(30)	(224)	−	(685)
Profit Share	(69)	(47)	(12)	(47)	−	(175)
Equalization of expenses - Production Individualization Agreements	(235)	−	−	−	−	(235)
Gains/(losses) with Commodities Derivatives	−	−	−	(128)	−	(128)
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PDV	4	6	1	(1)	−	10
Result Related to Decommissioning	619	−	−	−	−	619
Fines imposed on suppliers	163	34	15	3	−	215
Amounts recovered from Lava Jato investigation	50	−	−	25	−	75
Transfer of rights on concession agreements	368	−	−	−	−	368
Expenses/Reimbursements from E&P partnership operations	326	−	−	−	−	326
Recoverable taxes	−	8	1	93	−	102
Early Contract Terminations	938	118	8	50	−	1,114
Results from the compensation of investments in bid areas	(202)	−	−	−	−	(202)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	6,560	3,140	63	(109)	−	9,654
Others	(288)	(149)	90	405	−	58
	5,236	2,538	86	(1,070)	−	6,790

Table 28 - Other Income and Expenses by Segment – 2Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(4,300)	−	(4,300)
Unscheduled stoppages and pre-operating expenses	(1,707)	(20)	(35)	(30)	−	(1,792)
Gains / (losses) related to legal, administrative and arbitration proceedings	(562)	(2,248)	3	1,391	−	(1,416)
Variable compensation program	(327)	(172)	(43)	(253)	−	(795)
Profit Share	(75)	(48)	(7)	(52)	−	(182)
Equalization of expenses - Production Individualization Agreements	98	−	−	−	−	98
Gains/(losses) with Commodities Derivatives	−	−	−	(70)	−	(70)
Realization of comprehensive income due to the sale of equity interest	−	−	−	(35)	−	(35)
Voluntary Separation Incentive Plan - PDV	(6)	18	1	(4)	−	9
Result Related to Decommissioning	(22)	−	−	−	−	(22)
Fines imposed on suppliers	174	54	15	6	−	249
Amounts recovered from Lava Jato investigation	39	−	−	93	−	132
Transfer of rights on concession agreements	1,518	−	−	−	−	1,518
Expenses/Reimbursements from E&P partnership operations	705	−	−	−	−	705
Recoverable taxes	−	34	26	129	−	189
Early Contract Terminations	587	72	1	(28)	−	632
Results from the compensation of investments in bid areas	3,519	−	−	−	−	3,519
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	599	(153)	75	92	−	613
Others	75	(298)	351	5	−	133
	4,615	(2,761)	387	(3,056)	−	(815)

29

Table 29 - Consolidated Assets by Segment – 12.31.2021

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	631,412	191,898	59,087	122,215	(31,661)	972,951

Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Assets under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879

Table 30 - Consolidated Assets by Segment – 12.31.2020

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	625,054	166,547	53,505	160,113	(17,800)	987,419

Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Assets under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678

30

Table 31 - Reconciliation of Adjusted EBITDA by Segment – 2021

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from operations	125,798	31,083	(717)	(39,395)	(9,505)	107,264
Net finance income (expense)	−	−	−	59,256	−	59,256
Income taxes	64,477	13,440	(641)	(28,068)	(4,897)	44,311
Depreciation, depletion and amortization	48,562	11,678	2,324	484	−	63,048
EBITDA	238,837	56,201	966	(7,723)	(14,402)	273,879
Results in equity-accounted investments	(638)	(4,993)	(528)	(2,268)	−	(8,427)
Impairment	(16,375)	(1,635)	1,133	(13)	−	(16,890)
Reclassification of cumulative translation adjustment - CTA	−	−	−	220	−	220
Results from the compensation of investments in bid areas	(3,317)	−	−	−	−	(3,317)
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	(7,377)	(3,161)	(359)	8	−	(10,889)
Adjusted EBITDA *	211,130	46,412	1,212	(9,776)	(14,402)	234,576

Table 32 - Reconciliation of Adjusted EBITDA by Segment – 2020

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from operations	24,060	703	4,566	(24,862)	1,779	6,246
Net finance income (expense)	−	−	−	49,584	−	49,584
Income taxes	12,854	1,461	2,001	(23,441)	916	(6,209)
Depreciation, depletion and amortization	44,043	10,838	2,409	1,015	−	58,305
EBITDA	80,957	13,002	8,976	2,296	2,695	107,926
Results in equity-accounted investments	893	2,132	(682)	929	−	3,272
Impairment losses / (reversals)	34,448	(859)	(192)	862	−	34,259
Reclassification of cumulative translation adjustment - CTA	−	−	225	−	−	225
Results from the compensation of investments in bid areas	−	−	−	−	−	−
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	(1,338)	(2,004)	346	287	−	(2,709)
Adjusted EBITDA *	114,960	12,271	8,673	4,374	2,695	142,973

31

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 4Q21

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from operations	36,343	9,785	(2,790)	(8,506)	(3,109)	31,723
Net finance income (expense)	−	−	−	13,804	−	13,804
Income taxes	18,627	4,887	(1,477)	(7,673)	(1,602)	12,762
Depreciation, depletion and amortization	12,923	2,941	581	(217)	−	16,228
EBITDA	67,893	17,613	(3,686)	(2,592)	(4,711)	74,517
Results in equity-accounted investments	(187)	(298)	(78)	(20)	−	(583)
Impairment	(46)	(1,704)	219	(6)	−	(1,537)
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results from the compensation of investments in bid areas	202	−	−	−	−	202
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(6,560)	(3,140)	(63)	109	−	(9,654)
Adjusted EBITDA	61,302	12,471	(3,608)	(2,509)	(4,711)	62,945

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 3Q21

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from operations	41,772	5,465	82	(16,302)	207	31,224
Net finance income (expense)	−	−	−	25,480	−	25,480
Income taxes	21,440	2,124	11	(13,929)	107	9,753
Depreciation, depletion and amortization	12,466	2,970	590	236	−	16,262
EBITDA	75,678	10,559	683	(4,515)	314	82,719
Results in equity-accounted investments	(151)	(1,343)	(60)	34	−	(1,520)
Impairment	(16,901)	69	474	−	−	(16,358)
Reclassification of cumulative translation adjustment - CTA	−	−	−	35	−	35
Results from the compensation of investments in bid areas	(3,519)	−	−	−	−	(3,519)
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(599)	153	(75)	(92)	−	(613)
Adjusted EBITDA	54,508	9,438	1,022	(4,538)	314	60,744

32

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - EBITDA plus results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and, investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer